EXHIBIT 99.1

Press Release

Russia: Total Signs Definitive Agreements for Entry into

Arctic LNG 2

Paris, March 5th, 2019 - Total announces that it has signed the definitive agreements with Novatek for the acquisition of a direct 10% interest in Arctic LNG 2, a major liquefied natural gas development led by Novatek on the Gydan Peninsula, Russia.

Taking into account Total’s 19.4% stake in Novatek and Novatek’s intention to retain 60% of the project, the Group's overall economic interest in this new LNG project will be approximately 21.6%. Should Novatek decide to reduce its participation below 60%, Total will have the possibility to increase its direct share up to 15%.

Novatek and Total also agree that Total will have the opportunity to acquire a 10 to 15% direct interest in all Novatek's future LNG projects located on the Yamal and Gydan peninsulas.

"We are delighted to have concluded the definitive agreements for our entry into this new world class LNG project based on the vast Russian gas resources alongside our partner Novatek. Arctic LNG 2 builds on the success of Yamal LNG and will introduce several innovative solutions to further increase competitiveness," commented Patrick Pouyanné, Chairman and CEO of Total. "Arctic LNG 2 fits into our strategy of growing our LNG portfolio through competitive developments based on giant low cost resources primarily destined for the fast growing Asian markets."

With production capacity of 19.8 million tonnes per year (Mt/y), or 535,000 barrels of oil equivalent per day (boe/d), Arctic LNG 2 will develop over 7 billion boe of resources in the Utrenneye onshore gas and condensate field. The project will involve installation of three gravity-based structures in the Gulf of Ob on which three liquefaction trains of 6.6 Mt/y each will be installed.

Arctic LNG 2 production will be delivered to international markets by a fleet of ice-class LNG carriers that will be able to use the Northern Sea Route and a transshipment terminal in Kamchatka for cargoes destined for Asia and one close to Murmansk for those cargoes destined for Europe.

The project’s final investment decision is expected to be taken in the second half of 2019, with plans to start up the first liquefaction train in 2023.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We  may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. —  Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex —  France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.